

November 3, 2010

VIA U.S. MAIL

Novagen Solar Inc.
c/o Laughlin International
2533 Carson Street
Carson City, Nevada 89706

> **Re:** **Novagen Solar Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-169103**

Dear Sir or Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please monitor the age of your financial statements. See Item 8-08 of Regulation S-X.

2.   We note that on August 5, 2010 (the most recent trade date prior to your August 16, 2010 issuances of common stock that are described at page II-2 of your registration statement) and on August 17, 2010 (the most recent trade date prior to the initial filing of your registration statement), shares of your common stock were traded at a price of $1.00 and $0.99 per share, respectively. We also note that shares of your common stock have

traded during the last twelve months at prices ranging from $0.11 to $1.00 per share and that the last reported trade price was $0.11 per share on October 14, 2010. With a view toward disclosure, please provide to us your analyses as to:

- why you have set the proposed maximum offering price under the Calculation of Registration Fee Table at $0.01, and

- how you determined the price per share of $0.01 in connection with each of the August 16, 2010 transactions described at page II-2 of your filing.

In that regard, we note that such prices appear to be at a significant discount to the last reported sale price.

Prospectus Cover Page

3.   As discussed with Thomas Mills on October 21, 2010, we note that you disclosed on your prospectus cover page the price per share in this offering to be $0.01, but that you also disclosed on your prospectus cover page that the selling shareholders will sell their shares "from time to time in the open market, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices." Please reconcile this inconsistency.

4.   If the securities are to be offered at the market price, please provide the information required by Instruction 2 to Item 501(b)(3) of Regulation S-K with respect to the market and market price of the securities as of the latest practicable date.

Market for Common Equity and Related Stockholder Matters, page 12

5.   We note your disclosure at page 12 that your common stock is quoted on the OTC Bulletin Board and that trading of your stock is sporadic and does not constitute an established public market for your shares. Please provide the additional information required by Item 201(a)(1) of Regulation S-K. Please also refer to comment 2.

Certain Relationships and Related Transactions, page 22

6.   Please provide all of the information required by Item 404 of Regulation S-K in respect of your transaction with Ophion Management Ltd. and Thomas Mills. In addition, we note your disclosure at page II-2 that the shares issued in connection with the forgiveness of debt were priced at $.01 per share. Please disclose this information in your discussion of related transactions at page 22.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                                                       Sincerely,

                                                 H. Roger Schwall
Assistant Director

cc   Thomas Mills, Esq.
Chief Executive Officer, President
  and Chief Financial Officer
Novagen Solar Inc.
(647) 436-7654 (fax)